UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of Li Bang International Corporation Inc.’s September 2026 Extraordinary General Meeting of Shareholders

The September 2026 Extraordinary General Meeting of Shareholders (the “Meeting”) of Li Bang International Corporation Inc. (the “Company”) was held at the principal offices of the Company located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China, at 09:30 a.m., Eastern Time, on September 21, 2026, which meeting was adjourned due to lack of quorum and reconvened at the same time and place on September 22, 2026 in accordance with the Company’s currently effective amended and restated memorandum and articles of association (the “Current M&A”).

At the close of business on August 26, 2026, the record date of the Meeting, there were 621,418 Class A ordinary shares issued and outstanding, each entitled to one (1) vote, and 89,008 Class B ordinary shares issued and outstanding, each entitled to fifteen (15) votes.

Under the current M&A, the quorum for the Meeting is one or more holders representing not less than one-third (1/3) of the outstanding ordinary shares carrying the right to vote at the Meeting, present in person or by proxy or, in the case of a corporation or other non-natural person, by its duly authorized representative or proxy. For this purpose, the Class A ordinary shares and the Class B ordinary shares are counted together in determining whether a quorum is present.

The Current M&A further provide that, if a quorum is not present within two (2) hours after the time appointed for a meeting, the meeting may stand adjourned to the same time and place one (1) business day later. If a quorum is still not present within half hour after the time appointed for the adjourned meeting, the shareholders then present in person or by proxy constitute a quorum, even if they represent less than one-third (1/3) of the outstanding ordinary shares.

The holders of 21,122 Class A ordinary shares and 89,008 Class B ordinary shares were represented in person or by proxy at the reconvened Meeting, which constituted a quorum for the Meeting in accordance with Article 17.7 of the Current M&A and applicable Cayman Islands law. In this respect, the Company was following home country practice in the Cayman Islands in lieu of satisfying the quorum-related requirements of Nasdaq Listing Rule 5620(c).

Capitalized terms not otherwise defined herein have the meaning given to them in the notice of the Meeting and the accompanying explanatory statement, as amended (the “Meeting Notice”), which were filed as exhibits to the Company’s Current Report on Form 6-K with the U.S. Securities and Exchange Commission on September 2, 2026 (File No. 001-42378).

Resolutions Adopted

At the reconvened Meeting, the shareholders of the Company duly approved and adopted the following resolutions:

Proposal No. 1

An ordinary resolution to increase the authorized share capital of the Company from: USD $35,000 divided into 15,750,000 Class A ordinary shares with par value of USD $0.002 each share and 1,750,000 Class B ordinary shares with par value of USD $0.002 each share, to: USD $7,000,000 divided into 3,150,000,000 Class A ordinary shares with par value of USD 0.002 each share and 350,000,000 Class B ordinary shares with par value of USD $0.002 each share, by increasing the number of authorized Class A ordinary shares by 3,134,250,000, and the number of authorized Class B ordinary shares by 348,250,000 (the “Share Capital Increase”).

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Proposal No. 2

A special resolution, subject to and immediately following the Share Capital Increase being effected and further subject to compliance with all further applicable requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”), to approve the reduction of the par value of each authorized ordinary share of the Company (including all authorized, issued and outstanding Class A ordinary shares and Class B ordinary shares) from USD $0.002 to USD $0.00001 and to authorize the board of directors of the Company (the “Board”) to take all actions necessary or advisable to effect such change (the “Share Capital Reorganization”), specifically through the following steps:

Share Capital Reduction

a.	the par value of each issued and outstanding class A ordinary share of USD $0.002 par value each and class B ordinary share of USD $0.002 par value each in the share capital of the Company be reduced to USD $0.00001 by cancelling USD $0.00199 of the paid-up capital on each of the issued and outstanding class A ordinary shares of USD $0.002 par value each and class B ordinary shares of USD $0.002 par value each (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be USD $0.00001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorized but unissued class A ordinary share of USD $0.002 par value each be subdivided into 200 class A ordinary shares of USD $0.00001 par value each; and

ii.	each authorized but unissued class B ordinary share of USD $0.002 par value each be subdivided into 200 Class B ordinary shares of USD $0.00001 par value each (collectively, the “Subdivision”);

Share Capital Cancellation

e.	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued class A ordinary shares of USD $0.00001 par value each and unissued class B ordinary shares of USD $0.00001 par value each that will result in the Company having authorized share capital of USD $35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD $0.00001 each and 350,000,000 class B ordinary shares of par value of USD $0.00001 each (the “Cancellation”); and

Authorized Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorized share capital of the Company shall be USD $35,000 divided into 3,150,000,000 class A ordinary shares of par value of USD $0.00001 each and 350,000,000 class B ordinary shares of par value of USD $0.00001 each.

Proposal No. 3

Special resolutions, subject to and immediately following the Share Capital Increase and the Share Capital Reorganization being effected, to approve the adoption by the Company of an amended and restated memorandum of association (the “New MA”), substantially in the form set forth in Exhibit A in the Explanatory Statement of the Meeting, in substitution for, and to the entire exclusion of, the Company’s currently effective amended and restated memorandum of association adopted by a special resolution passed on April 30 2026, to reflect the Share Capital Increase and the Share Capital Reorganization.

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Proposal No. 4

A special resolution, subject to approval of the New MA and immediately following the completion of the filings of the New MA and further subject to all necessary governmental and regulatory consents, to approve:

a.	the deregistration of the Company as an exempted company under the laws of the Cayman Islands and the continuation of the Company into the British Virgin Islands (“BVI”) as a BVI business company under the laws of BVI (the “Migration”); and

b.	the adoption, conditional upon and with immediate effect from the Migration, of a memorandum and articles of association compliant with the laws of the BVI, substantially in the form attached as Exhibit B in the Explanatory Statement of the Meeting (the “BVI MAA”), in substitution and replacement in their entirety of the Company’s then existing amended and restated memorandum and articles of association.

Proposal No. 5

An ordinary resolution, subject to approval of Proposal 4 (the Migration proposal), to approve the authorization of the Board and any director or officer and of the Company to take all actions, execute all documents and make all filings as they may deem necessary or desirable to effect the Migration, including without limitation, signing (i) the voluntary declaration for and on behalf of the Company (which shall also be sworn by a Director) including a statement of the Company’s assets and liabilities as required by the Companies Act ; (ii) as the Company has no secured creditors, an undertaking that the Company has no secured creditors; (iii) a notice of the Company’s proposed registered office address in BVI, each in connection with the Company’s application to the Registrar of Companies of the Cayman Islands for the Migration, and the authorization of the Company’s registered office service providers to notify the Registrar of Companies of the Cayman Islands of the passing of the relevant special resolutions in accordance with the Companies Act.

Proposal No. 6

An ordinary resolution to approve to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, the Meeting becomes inquorate or there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Voting Results

The voting results for each proposal considered at the Meeting, reflecting the votes cast by the Class A Ordinary Shares and the Class B Ordinary Shares voting together, were as follows:

Proposal	Class of Issue	For	Against	Abstain
	Class A Ordinary Shares	13,515	6,984	623
	Class B Ordinary Shares	1,335,120	0	0
No. 1	Total	1,348,635	6,984	623
	Class A Ordinary Shares	13,480	7,632	10
	Class B Ordinary Shares	1,335,120	0	0
No. 2	Total	1,348,600	7,632	10
	Class A Ordinary Shares	13,556	7,557	9
	Class B Ordinary Shares	1,335,120	0	0
No. 3	Total	1,348,676	7,557	9
	Class A Ordinary Shares	14,521	6,396	205
	Class B Ordinary Shares	1,335,120	0	0
No. 4	Total	1,349,641	6,396	205
	Class A Ordinary Shares	14,644	6,469	9
	Class B Ordinary Shares	1,335,120	0	9
No. 5	Total	1,349,764	6,469	0
	Class A Ordinary Shares	13,769	7,294	59
	Class B Ordinary Shares	1,335,120	0	0
No. 6	Total	1,348,889	7,294	59

Press Release Announcing the Voting Results

On September 21, 2026, the Company issued a press release announcing the adjournment of the Meeting. A copy of the press release, entitled “LI BANG INTERNATIONAL CORPORATION INC. Announces Adjournment of Extraordinary General Meeting”, is attached hereto as Exhibit 99.1.

On September 22, 2026, the Company issued a press release announcing the voting results of the Meeting. A copy of the press release, entitled “LI BANG INTERNATIONAL CORPORATION INC. Announces Results of September 2026 Extraordinary General Meeting”, is attached hereto as Exhibit 99.2.

Incorporation By Reference

This current report on Form 6-K is hereby incorporated by reference into the registration statement of Li Bang International Corporation Inc. on Form F-3 (File No. 333-291772), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit	Title

99.1	Press Release Dated September 21, 2026

99.2	Press Release Dated September 22, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: September 25, 2026	By:	/s/ Feng HUANG
	Name:	Feng HUANG
	Title:	Chief Executive Officer

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